UNITED STATES
SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

(Name of Issuer)

WORLD ACCEPTANCE CORP.

(Title of Class of Securities)

COMMON

(CUSIP Number)

981419104

(Date of event which requires filing of this statement)

MARCH 8, 2010

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

(Page 1 of 6 Pages)
________________
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981419104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTEGRITY ASSET MANAGEMENT, LLC EIN # 86-1063006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES	5	SOLE VOTING POWER 687,971
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 888,937
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 888,937
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 981419104	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

WORLD ACCEPTANCE CORP.

Item 1(b).	Address of Issuer's Principal Executive Offices:

108 Frederick Street, Greenville, SC  29607

Item 2(a).	Name of Person Filing:

DAVID D. JONES

Item 2(b).	Address of Principal Business Office or, if None, Residence:

6000 LOMBARDO CENTER, SUITE 450, INDEPENDENCE, OH  44131

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

COMMON

CUSIP No. 981419104	13G	Page 4 of 6 Pages

Item 2(e).	CUSIP Number: 981419104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Act,

(b) [ ]	Bank as defined in Section 3(a)(6) of the Act,

(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940, [with respect to the Trust]

(e) [X]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E), [with respect to the Adviser]

(f) [ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) [ ]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) [ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [ ]

Item 4.	Ownership.

(a)	Amount beneficially owned: 888,937
(b)	Percent of class: 5.42%

CUSIP No. 981419104	13G	Page 5 of 6 Pages

(c)
(i)	Sole power to vote or direct the vote: 687,971
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 687,971
(iv)	Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

CUSIP No.	13G	Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  MARCH 24, 2010

By: /s/ David D. Jones
Name: David D. Jones
Title: Chief Compliance Officer